UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 6)*

                              BIO-PLEXUS, INC.
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                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
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                       (Title of Class of Securities)

                                 09057C 106
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                               (CUSIP Number)

     KENNETH MAIMAN, ESQ.                     ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                    ONE NEW YORK PLAZA
      CHATHAM, NJ 07928                          NEW YORK, NY 10004
       (973) 701-7000                              (212) 859-8000
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               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               July 18, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,154,344

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,154,344

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,154,344

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    88.3%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,154,344

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,154,344

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,154,344

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    88.3%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 6 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000, Amendment No. 2 filed on April 3, 2000, Amendment No. 3 filed on May 12, 2000, Amendment No. 4 filed on December 27, 2000, and Amendment No. 5 filed on March 19, 2001 (collectively, the "Schedule 13D"), relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          For purposes of this Schedule 13D, the term "Purchasers" shall refer to Appaloosa and Palomino.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The responses in Items 4, 5 and 6 of this Schedule 13D are incorporated herein by this reference in their entirety.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On April 4, 2001, the Company filed a voluntary petition (Case No. 01-21079) under chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"), with the United States Bankruptcy Court for the District of Connecticut, Hartford Division (the "Bankruptcy Court"). On June 12, 2001, the Company's Modified First Amended Plan of Reorganization, dated June 12, 2001 (the "Plan"), was confirmed by order of the Bankruptcy Court pursuant to Section 1129 of the Bankruptcy Code (the "Confirmation Order"). A copy of the Plan is filed as Exhibit 1 hereto and is incorporated herein by reference. As used herein, Bio-Plexus, Inc., prior to its reorganization pursuant to the Plan, is referred to herein as the "Company" and after its reorganization upon consummation of the Plan is referred to herein as the "Reorganized Company." As used herein, the Common Stock of the Company shall be referred to herein as the "Common Stock", and the common stock, no par value, of the Reorganized Company shall be referred to herein as the "Initial Common Stock."

          Pursuant to the Plan and Confirmation Order, on July 18, 2001 (the "Effective Date"), among other things:

          o the Company exchanged 10 shares of its then existing Common Stock for one share of Initial Common Stock of the Reorganized Company; and

          o the Company canceled all then existing Common Stock, warrants, stock options and similar equity securities.

          Pursuant to the Plan and Confirmation Order, in exchange for the discharge of approximately $19,408,285 of secured claims against the Company, the Purchasers acquired, in the aggregate, (i) 8,501,224 shares of Initial Common Stock, and (ii) $3.0 million in warrants exercisable, as described in Item 6 below, at a price of $2.283 per share (the "Conversion Price") and callable, subject to certain conditions, by the Reorganized Company at $.01 per share (the "New Warrants").

          Pursuant to the Plan, on the Effective Date, the Reorganized Company, among other things, merged with and into a newly created wholly owned subsidiary organized under the laws of the state of Delaware (the "Delaware Reorganized Company"), with the Delaware Reorganized Company surviving the merger (the "Merger"). The Delaware Reorganized Company then:

          o    issued 1,314,060 shares of common stock, par value
               $.001 per share ("New Common Stock"), of the Delaware Reorganized Company, at the Conversion Price to the Purchasers in a private placement transaction
               (described below in Item 6); and

          o established a new stock option plan covering shares equal to 10% of the Delaware Reorganized Company's then outstanding New Common Stock on a fully diluted basis (or approximately 1,111,271 shares).


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Pursuant to the terms of the Plan, the principal amount of the Convertible Notes, including accrued and unpaid interest, held by the Purchasers was canceled in exchange for, among other consideration, 8,501,224 shares of Initial Common Stock at the Conversion Price, which represented, at the time of issuance, approximately 85% of the Reorganized Company's outstanding capital stock. As a result of the Plan, (a) the 250,000 shares of Common Stock held by the Purchasers were exchanged for 25,000 shares of Initial Common Stock of the Reorganized Company, and (b) the Rollover Warrants, the Additional $3 Warrants, the Replacement Warrants and the $5 Warrants held by the Purchasers were canceled, along with all other outstanding warrants, stock options and other similar equity securities of the Company.

          As a result of the Merger, the 8,526,224 shares of Initial Common Stock held by the Purchasers were converted into 8,526,224 shares of New Common Stock. In addition, the Purchasers acquired an additional 1,314,060 shares of New Common Stock pursuant to the private placement transaction (described below in Item 6) and New Warrants to purchase an additional 1,314,060 shares of New Common Stock.

          (a) As of the Effective Date, and assuming the exercise of the New Warrants, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,154,344 shares of New Common Stock, which constitute approximately 88.3% of the issued and outstanding New Common Stock.

          (b) As of the date hereof, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 11,154,344 shares of New Common Stock (assuming the exercise of the New Warrants).

          (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the New Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

          The responses in Items 4 and 5 of this Schedule 13D are incorporated herein by this reference in their entirety.

          In accordance with the Plan and Confirmation Order, on the Effective Date:

          1. Pursuant to a Stock Purchase Agreement, dated as of the Effective Date (the "Stock Purchase Agreement"), the Delaware Reorganized Company issued to the Purchasers, in the aggregate, 1,314,060 shares of New Common Stock at a price per share equal to the Conversion Price, for an aggregate purchase price of $3.0 million. The Stock Purchase Agreement contains customary provisions, including representations and warranties. The aggregate purchase price for such shares of New Common Stock was reduced in an amount equal to the Purchaser's costs and expenses incurred in connection with the transaction and the amount of the Delaware Reorganized Company's outstanding indebtedness for borrowings pursuant to the DIP Financing. A copy of the Stock Purchase Agreement is filed as
Exhibit 2 hereto and is incorporated herein by reference.

          2. Pursuant to a Warrant, dated the Effective Date, the Delaware Reorganized Company issued to the Purchasers the New Warrants. The Warrant contains customary provisions, including anti-dilution protection. Upon the Delaware Reorganized Company achieving certain performance targets, (a) the Delaware Reorganized Company shall have the right to redeem these warrants at a price of $.01 per share at any time 45 days after the Purchasers receive notice of the achievement of the performance target by the Delaware Reorganized Company and (b) the warrants shall be exercisable by the Purchasers for 30 days after the Purchasers receive notice of the achievement of the performance target by the Delaware Reorganized Company. The exercise of these warrants, assuming they are exercised in full, is expected to yield proceeds of approximately $3.0 million to the Delaware Reorganized Company. A copy of the Warrant is filed as Exhibit 3 hereto and is incorporated herein by reference.

          3. The Delaware Reorganized Company's board of directors consists of four directors, two of whom have been designated by the Manager and the Purchasers, one of whom is the Delaware Reorganized Company's Chief Executive Officer and one of whom was mutually agreed upon by the Delaware Reorganized Company and the Manager and the Purchasers.

          Additionally, in consideration for the equity investment made by the Purchasers, the Delaware Reorganized Company and the Purchasers have entered into a Registration Rights Agreement, dated as of the Effective Date (the "Registration Rights Agreement"). The Registration Rights Agreement contains customary provisions, including adjustments for stock splits, stock dividends and reverse stock splits. Pursuant to the Registration Rights Agreement, the Purchasers have "demand" registrations which, if exercised, would obligate the Delaware Reorganized Company, subject to certain exceptions, to file and have declared effective, a registration statement relating to resales of New Common Stock owned by the Purchasers or received from the Delaware Reorganized Company in respect of the foregoing by reason of stock dividends or similar matters. These demand registration rights may be exercised no more than six times. Pursuant to the Registration Rights Agreement, the Purchasers also have "piggyback" registration rights in connection with other public offerings by the Delaware Reorganized Company. A copy of the Registration Rights Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

          The summary set forth herein of certain provisions of the Plan, the Stock Purchase Agreement, the Warrant Agreement, and the Registration Rights Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of each document as filed as Exhibits to this Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1. Modified First Amended Plan of Reorganization, in the chapter 11 bankruptcy case of In Re: Bio-Plexus, Inc. (Case No. 01-21079) pending in the United States Bankruptcy Court for the District of Connecticut, Hartford Division
               (incorporated by reference to Exhibit 10.53 of the Company's Form 10-K, filed July 17, 2001).

Exhibit 2. Stock Purchase Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the purchasers listed on Exhibit A thereto.

Exhibit 3. Warrant, dated July 18, 2001, by and among Bio-Plexus, Inc. and each of the holders listed on Exhibit A thereto.

Exhibit 4. Registration Rights Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the stockholders listed on Exhibit A thereto.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 20, 2001



                                        APPALOOSA MANAGEMENT L.P.

                                        By: Appaloosa Partners Inc.,
                                            Its General Partner

                                        By: /s/ David A. Tepper
                                           -------------------------------
                                           David A. Tepper
                                           President



                                            /s/ David A. Tepper
                                           -------------------------------
                                           David A. Tepper

                               EXHIBIT INDEX
                               -------------

Exhibit 1. Modified First Amended Plan of Reorganization, in the chapter 11 bankruptcy case of In Re: Bio-Plexus, Inc. (Case No. 01-21079) pending in the United States Bankruptcy Court for the District of Connecticut, Hartford Division
               (incorporated by reference to Exhibit 10.53 of the Company's Form 10-K, filed July 17, 2001).

Exhibit 2. Stock Purchase Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the purchasers listed on Exhibit A thereto.

Exhibit 3. Warrant, dated July 18, 2001, by and among Bio-Plexus, Inc. and each of the holders listed on Exhibit A thereto.

Exhibit 4. Registration Rights Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the stockholders listed on Exhibit A thereto.